Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

1

Management’s Report

The accompanying consolidated financial statements and related financial information are the responsibility of management, and have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). They include certain amounts that are based on estimates and judgments relating. Financial information presented elsewhere in this document is consistent with that contained in the consolidated financial statements.

In management’s opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. Management has established systems of accounting and internal controls that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems.

The Company retains independent petroleum consultants, Netherland, Sewell & Associates, Inc. to conduct independent evaluations of the Company’s reserves. The independent external auditors, BDO USA, P.C., have conducted an examination of the consolidated financial statements on behalf of shareholders. The auditors have unrestricted access to the Company and the Audit Committee.

The Board of Directors, currently composed of three independent directors and one officer/director, carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are independent directors. This committee reviews the consolidated financial statements with management and the auditors, as well as recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting. The audit committee meets at least quarterly to review and approves financial statements prior to their release, and recommends their approval to the Board of Directors.

“Wolf Regener”	“Gary Johnson”

Wolf Regener	Gary Johnson
President & Chief Executive Officer	Chief Financial Officer & Vice President

March 25, 2025

2

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Kolibri Global Energy, Inc.

Thousand Oaks, CA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kolibri Global Energy, Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended and the related notes, including material accounting policy information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

BDO USA, P.C.

Houston, Texas

March 25, 2025

PCAOB ID# 243

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Kolibri Global Energy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Kolibri Global Energy Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum llp

We served as the Company’s auditor for 2023 and 2024.

Houston, TX

May 2, 2024

PCAOB ID# 688

4

KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2024	2023
Assets
Cash and cash equivalents	$4,314	$598
Accounts receivable and other receivables (Note 6)	9,733	5,492
Deposits and prepaid expenses	718	838
Fair value of commodity contracts (Note 6)	254	-
	15,019	6,928

Non-current assets
Property, plant and equipment (Note 9)	232,962	216,161
Right-of-use assets (Note 10)	748	1,190
Fair value of commodity contracts (Note 6)	30	78

Total Assets	$248,759	$224,357

Liabilities
Accounts payable and other payables (Note 6)	$15,090	$17,648
Current lease liabilities (Note 10)	586	1,068
Fair value of commodity contracts (Note 6)	-	128
	15,676	18,844

Non-current liabilities
Loans and borrowings, net (Note 14)	33,240	29,612
Asset retirement obligations (Note 16)	2,168	1,966
Deferred taxes (Note 11)	8,701	3,359
Lease liabilities (Note 10)	167	162
	44,276	35,099

Total Liabilities	59,952	53,943

Equity
Shareholders’ capital (Note 12)	295,309	296,232
Contributed surplus	25,380	24,179
Deficit	(131,882)	(149,997)
	188,807	170,414
Total Equity and Liabilities	$248,759	$224,357

See accompanying notes to consolidated financial statements.

Approved by:

“Evan Templeton”	“Doug Urch”

Evan Templeton	Doug Urch
Director	Director

5

KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(Expressed in thousands of United States dollars, except per share amounts)

	2024	2023

Revenue
Oil and natural gas revenues, net of royalties (Note 7)	$58,524	$50,597
Other income	127	2
	58,651	50,599
Expenses
Production and operating expenses	8,233	5,895
Depletion, depreciation and amortization (Notes 9,10)	15,892	15,009
General and administrative expenses	5,636	4,243
Stock based compensation (Note 15)	1,075	790
	30,836	25,937

Finance income
Unrealized gain on risk management contracts (Note 6)	336	1,813
Interest income	2	-
	338	1,813
Finance expense
Interest on loans and borrowings	3,382	2,263
Realized loss on risk management contracts (Note 6)	616	1,379
Accretion	90	80
Interest on lease liability	82	103
Foreign exchange loss	4	11
	4,174	3,836

Net income before income taxes	23,979	22,639
Income tax expense (Note 11)	(5,864)	(3,359)

Net income and comprehensive income	18,115	19,280

Basic net income per share (Note 13)	$0.51	$0.54
Diluted net income per share (Note 13)	$0.50	$0.53

See accompanying notes to consolidated financial statements.

6

KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of United States dollars, except number of common shares)

	Share Capital		Treasury stock
	Shares	Amount	Shares	Amount	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2023	35,615,921	$296,221	-	$-	$23,254	$(169,277)	$150,198
Stock based compensation	-	-	-	-	930	-	930
Stock options exercised	9,666	11	-	-	(5)	-	6
Net income	-	-	-	-	-	19,280	19,280
Balance at December 31, 2023	35,625,587	$296,232	-	$-	$24,179	$(149,997)	$170,414

Balance at January 1, 2024	35,625,587	$296,232	-	$-	$24,179	$(149,997)	$170,414
Stock based compensation	-	-	-	-	1,237	-	1,237
Stock options exercised	80,000	87	-	-	(41)	-	46
RSUs vested	35,378	144		-	(144)	-	-
Treasury share purchases	-	-	(280,656)	(1,154)	-	-	(1,154)
Retirement of treasury shares	(280,656)	(1,154)	280,656	1,154	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	149	-	149
Net income	-	-	-	-	-	18,115	18,115
Balance at December 31, 2024	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807

See accompanying notes to consolidated financial statements.

7

KOLIBRI GLOBAL ENERGY INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31

(Expressed in thousands of United States dollars)

	2024	2023
Cash flows from operating activities
Net income	$18,115	$19,280
Adjustments for:
Depletion, depreciation and amortization expense	15,892	15,009
Accretion expense	172	183
Interest expense	3,382	2,263
Income tax expense	5,864	3,359
Unrealized gain on risk management contracts	(336)	(1,813)
Stock based compensation (Note 15)	1,075	790
Unrealized foreign exchange loss (gain)	10	(3)
Amortization of loan acquisition costs	195	128
Gain on sale of assets	(8)	-
Cash paid for interest	(2,990)	(1,742)
Cash paid for income taxes	(530)	-
Changes in non-cash working capital (Note 8)	(1,952)	1,193
Net cash from operating activities	38,889	38,647

Cash flows from investing activities
Additions to property, plant and equipment (Note 9)	(31,251)	(53,173)
Proceeds from sale of assets, net	8	-
Change in non-cash working capital (Note 8)	(4,965)	3,299
Net cash used in investing activities	(36,208)	(49,874)

Cash flows from financing activities
Proceeds from loans and borrowings	16,433	16,885
Repayment of loans and borrowings	(13,000)	(5,200)
Purchases of treasury stock	(1,154)	-
Principal paid on lease payments	(1,203)	(800)
Interest paid on lease payments	(82)	(103)
Proceeds from stock option exercises	46	6
Net cash from financing activities	1,040	10,788

Foreign exchange effect on cash and cash equivalents	(5)	-

Change in cash and cash equivalents	3,716	(439)
Cash and cash equivalents, beginning of year	598	1,037
Cash and cash equivalents, end of year	$4,314	$598

See accompanying notes to consolidated financial statements.

8

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

1. NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The head office of the Company is located at Suite 220, 925 Broadbeck Drive, Thousand Oaks, CA USA 91320. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 25, 2025.

2. BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”).

New Standards and Interpretations adopted

Amendment to IFRS 16 – Leases on sale and leaseback. This amendment specifies how an entity accounts for a sale and leaseback after the date of the transaction. The Company adopted this standard on January 1, 2024 and it did not have a significant impact to the Company.

Amendment to IAS 1 – Non-current liabilities with covenants and Classification of Liabilities as Current or Non-current. These amendments specify requirements regarding classification of current and noncurrent liabilities and how an entity must comply within twelve months after the reporting period affecting the classification of a liability. The Company adopted these standards on January 1, 2024 and they did not have a significant impact to the Company.

Amendment to IAS 7 and IFRS 7 – Supplier finance. This amendment requires disclosures of supplier finance arrangements and their impact to a company’s liquidity risk. The Company adopted this standard on January 1, 2024 and it did not have a significant impact to the Company.

New Standards and Interpretations not yet adopted

The following future IFRS standards have not yet been adopted by the Company:

Amendments to IAS 21 – Lack of Exchangeability. These amendments specify accounting for transactions in foreign currency that are not exchangeable into another currency at their measurement date. These amendments are effective for annual periods beginning on or after January 1, 2025 and are not expected to have a significant impact on the Company.

Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). These amendments specify accounting and disclosure requirements for certain contracts. These amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a significant impact on the Company.

9

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

IFRS 18 – Presentation and Disclosure in Financial Statements. This statement specifies requirements for the presentation and disclosure of information in financial statements. The statement is effective for annual periods beginning on or after January 1, 2027 and the Company is currently assessing the impact of this statement.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain items which are measured at fair value.

The methods used to measure fair values are discussed in Note 5.

Operating segments

The Company sells crude oil, natural gas and natural gas liquids that are extracted from its Tishomingo field in Oklahoma under its wholly-owned subsidiary, Kolibri Energy US Inc. The Company has chosen its reportable segment by geographical area with the United States being its only reportable segment.

Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is the Company’s functional and reporting currency.

Reclassifications

In preparing the financial statements for the year ended December 31, 2024, the Company identified certain reclassifications necessary to conform prior-year amounts to the current year’s presentation. These reclassifications had no impact on previously reported net income, total assets, total liabilities, equity, or cash flows.

3. MANAGEMENT ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts.

10

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

Judgments

Cash generating units

Development and production assets are assessed for recoverability at a cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments relating to geographical proximity.

Impairment indicators

Significant judgment is required to assess indicators of impairment or impairment reversal which would require an impairment test. Management considers internal and external sources of information including forecasted oil and gas commodity prices, forecasted production volumes and estimates of recoverable proved and probable oil and gas reserves to estimate future cash flows. Judgment is required to assess these factors when determining whether an asset has been impaired or needs to be reversed.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be recovered from future taxable earnings. This requires making assumptions regarding future profitability which impacts the amounts recognized for deferred tax assets.

Significant Estimates

Reserves

The Company uses estimated proved and probable oil and gas reserves to deplete development and production assets included in property, plant and equipment (“PP&E”), to assess for indicators of impairment or impairment reversal on the Company’s cash generating unit (“CGU”) and if any such indicators exist, to perform an impairment test to estimate the recoverable amount of the CGU. Estimates of economically recoverable proved and probable oil and gas reserves are based upon a number of significant assumptions, such as forecasted production, oil and gas commodity prices, operating costs, royalty costs, and future development costs. Changes in forecasted oil and gas commodity price assumptions, production costs or recovery rates may change the economic status of reserves and may ultimately result in a revision of oil and gas reserves. The discount rate used to calculate the net present value of cash flows may be influenced by changes in the general economic environment which could result in significant changes to the estimated recoverable value.

Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves and the related cash flows from the Company’s interest in oil and gas properties.

Assumptions that are valid at the time of reserve estimation may change significantly when additional information becomes available.

Units of production depletion

The Company applies the Units of Production method to record depletion expense for its oil and gas production assets. Under this method, depreciation expense is calculated based on the ratio of actual production during the period to the estimated total proved developed reserves for the field. The calculation of depletion relies on estimates of proved developed reserves, which are subject to geological, engineering, and economic assessments. These estimates may change due to technical studies, changes in oil prices, or regulatory factors. Changes in reserve estimates also impacts the depletion expense per unit, which could impact the carrying value of the Company’s oil and gas properties.

Asset retirement obligations

The provision for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate, discount rate and costs to abandon and reclaim. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

11

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

4. MATERIAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The Company has the following wholly owned subsidiaries:

Name of company	Ownership Percentage	Country of operation
Kolibri Energy Holdings Inc.	100%	United States
Kolibri Energy US Inc.	100%	United States
BNK Sedano Hidrocarburos, S.L.	100%	Spain
BNK Sedano Holdings B.V.	100%	Netherlands

Jointly owned operations and assets

Many of the Company’s oil and natural gas activities involve jointly owned assets. The consolidated financial statements include the Company’s share of these jointly owned assets and a proportionate share of the relevant revenue and related costs.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign currency

Transactions in foreign currencies are translated to United States dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in finance income or expense in the statement of operations.

12

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise accounts receivable and other receivables, cash and cash equivalents, loans and borrowings and accounts payable and other payables and lease liabilities. Non-derivative financial instruments are recognized when the Company becomes a party to the contractual provisions of the instruments. The Company classifies its non-derivative financial instruments into one of the following categories, depending on the purpose for which the instrument was acquired: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Instruments at amortized cost are initially recognized at fair value plus transaction cost that are directly attributable to their acquisition or issue, the other categories are initially measured at fair value Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. The Company has designated cash and cash equivalents at amortized cost. There were no cash equivalents at December 31, 2024 and 2023.

Financial assets at fair value through profit or loss

The Company has the option to record financial instruments at fair value and recognize the change in fair value subsequent to initial recognition into the statement of operations. This option must be designated at the time that the financial asset is initially recognized by the Company. The Company only makes this designation if it has a documented risk management and investment strategy that it uses to make purchase and sale decisions regarding the financial assets. If the Company chooses this option, attributable transaction costs related to the financial instruments are recognized in the statement of operations when incurred.

Other

Other non-derivative financial instruments, such as accounts receivable and other receivables, loans and borrowings, accounts payable and other payables and lease liabilities, are measured at amortized cost using the effective interest method, less any impairment losses.

Derivative financial instruments

The Company has entered into certain financial derivative contracts in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are classified at fair value through profit or loss and are recorded on the statement of financial position at fair value. Transaction costs are recognized in profit or loss when incurred.

13

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury shares

Treasury shares are recognized at their acquisition cost and presented as a deduction from equity. All treasury shares are cancelled after they are repurchased.

Property, plant and equipment

Recognition and measurement

Development and production assets

Items of property, plant and equipment, which include development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment write-offs. Costs that are capitalized include drilling and completion costs, facilities and flowlines and lease and well equipment. Development and production assets are grouped into CGUs for impairment testing, net of reversals. The Company has grouped its development and production assets into a single CGU. When significant parts of an item of property, plant and equipment, which included development and production assets, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property, plant and equipment, including development and production assets, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in the statement of operations.

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized development and production assets generally represent costs incurred in developing proved and probable oil and gas reserves and bringing in or enhancing production from such proved and probable oil and gas reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

14

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Depletion and depreciation

The Company depletes its net carrying value of development and production assets using the unit-of-production method by reference to the ratio of production in the period to the related proved and probable oil and gas reserves, taking into account estimated forecasted future development costs necessary to bring those reserves into production. Forecasted future development costs are determined taking into account the level of development required to produce the proved and probable oil and gas reserves and are estimated by independent third-party reserve evaluators at least annually.

Proved and probable oil and gas reserves are estimated using independent third-party reserve evaluators reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

For other assets, depreciation is recognized in the statement of operations on a declining balance basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives for other assets for the current and comparative years are as follows:

●	Office equipment - 3 years
●	Furniture and fixtures - 3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Leases

The Company accounts for a contract, or a portion of a contract, as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria: (a) There is an identified asset; (b) The Company obtains substantially all of the economic benefits from use of the asset; and (c) The Company has the right to direct use of the asset.

Leases are recognized as a right of use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company except for leases of low value assets and leases with a duration of 12 months or less. The cost of right of use assets includes the amount of lease liabilities recognized and initial direct costs incurred less any lease incentives received. The right of use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

15

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

The lease liability is measured at the present value of lease payments to be made over the lease term, discounted using the Company’s incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. Each lease payment is allocated between the repayment of the principal portion of lease liability and the interest portion, which is recorded in accretion expense. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement.

Subsequent to initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if, rarely, this is judged to be shorter than the lease term.

Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

The Company recognizes loss allowances for expected credit losses on its financial assets measured at amortized cost. The loss allowance is calculated at an amount equal to expected lifetime expected credit losses.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of operations.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of operations.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there are any external or internal indicators of impairment or impairment reversal. If any such indicators of impairment or impairment reversal exist, the Company performs an impairment test to estimate the asset’s or CGU’s recoverable amount.

For the purpose of impairment testing, development and production assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGUs). The estimated recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. At December 31, 2024 and 2023, the Company has only one CGU, the Tishomingo field in Oklahoma.

16

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

In assessing value in use, the estimated recoverable amount is determined based on estimated proved and probable oil and gas reserves and the related cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The estimated proved and probable oil and gas reserves and the related cash flows are estimated by the Company’s independent third-party reserve evaluators.

Fair value less cost to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost to sell of oil and gas assets is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment charge is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment charges, if any, are recognized on the statement of operations.

Impairment charges, other than those related to goodwill, recognized in prior years are assessed at each reporting date for any indications that the historic charge has decreased or no longer exists. An impairment charge is reversed if there has been a change in the estimates used to determine the estimated recoverable amount. An impairment charge is reversed when the recoverable amount exceeds the carrying amount and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment charge had been recognized.

Share based payments

The grant date fair value of options and restricted stock units (RSUs) granted to employees are recognized as compensation expense with a corresponding increase in contributed surplus over the vesting period. The Company capitalizes a portion of share based compensation that is directly attributable to development activities. When share options are exercised, the previously recognized value in contributed surplus is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest.

Provisions

The Company recognizes provisions for liabilities of uncertain timing or amount. A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

17

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Asset retirement obligations (ARO)

The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Asset retirement obligations are measured at the present value, using a credit adjusted risk free rate, of management’s best estimate of expenditure required to settle the present obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs in the statement of operations whereas increases/decreases due to changes in the estimated future cash flows and changes in the discount rate are capitalized. Actual costs incurred upon settlement of the asset retirement obligations are charged against the provision to the extent the provision was established.

Revenue

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Finance income and expense

Finance expense comprises interest expense on borrowings, accretion of the discount on ARO, foreign exchange losses and unrealized losses on financial assets. Finance income comprises interest income, realized and unrealized gains on financial assets and foreign exchange gains.

Interest income is recognized as it accrues in the statement of operations, using the effective interest method.

Foreign currency gains and losses, change in the value of financial commodity contracts reported under finance income and expenses, are reported on a net basis.

Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

18

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and restricted stock units granted to employees.

5. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Property, plant and equipment

The fair value of property, plant and equipment recognized in a business combination and related decommissioning obligation is based on market values. The market value of property, plant and equipment is the estimated amount for which property, plant and equipment could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of oil and gas properties (included in property, plant and equipment) is estimated with reference to discounted proved and probable oil and gas reserves and the related cash flows based on independent third-party reserve evaluators reports. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

19

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Cash and cash equivalents, accounts receivable and other receivables, accounts payable and other payables and loans and borrowings

The fair value of cash and cash equivalents, accounts receivable and other receivables, accounts payable and other payables and loans and borrowings is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value of these balances approximate their carrying value due to their short term to maturity or in the case of loans and borrowings, the fair value approximates its carrying value as it bears interest at floating rates and the premium charged was indicative of the Company’s current credit premium.

Derivatives

The fair value of forward contracts is derived from quoted prices received from financial institutions and is based on published forward price curves as at the measurement date, using the remaining contracted oil and natural gas volumes.

Stock options

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), forfeiture rate, weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds).

Restricted Stock Units

The fair value of restricted stock units is measured using the closing price of the common stock on the date of grant.

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information. The level 3 fair value measurements pertain to the fair value assigned to property, plant and equipment, intangible exploration assets and other intangible assets acquired in business combinations.

The Company’s commodity derivative contracts are classified as Level 2.

20

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

6. FINANCIAL RISK MANAGEMENT

Overview

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

◌	credit risk
◌	liquidity risk
◌	market risk
◌	commodity price risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers.

The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions. At December 31, 2024 and 2023, financial assets on the statement of financial position are comprised of cash and cash equivalents, accounts receivable and other receivables and commodity contracts.

The maximum credit exposure at December 31, 2024 is the net carrying amount of cash and cash equivalents, accounts receivable and other receivables and the fair value of commodity contracts of $14.3 million. The maximum credit exposure at December 31, 2023 is the net carrying amount of cash and cash equivalents, accounts receivable and other receivables and the fair value of commodity contracts of $6.1 million. The cash and cash equivalents are held by major international and US based financial institutions. As is common in the petroleum and natural gas industry in the United States, receivables relating to the sale of petroleum are received on or about the 20th day of the following month while receivables relating to the sale of natural gas and NGLs are received on or about 45 days after month-end. The $9.7 million balance of accounts receivable and other receivables at December 31, 2024 is substantially all accounts receivables and the largest amount owed from any one customer is $7.8 million. Subsequent to year end, substantially all of the outstanding accounts receivables at December 31, 2024 have been collected. Accounts receivable include amounts from joint interest partners relating to their interest in operating costs and capital spent. As the operator of properties, the Company has the ability to not allocate production to joint interest partners who are in default of amounts owing. At December 31, 2024, the expected credit loss was $nil (2023 - $nil).

21

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

The components of the accounts receivables aging at December 31, 2024 are as follows:

	Current	30 – 60 days	60 – 90 days	Total

Accounts receivable and other receivables	$8,802	$549	$382	$9,733

The components of the accounts receivables aging at December 31, 2023 are as follows:

	Current	30 – 60 days	60 – 90 days	More than 90 days	Total

Accounts receivable and other receivables	$4,879	$333	$19	$261	$5,492

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand and cash flow from operations to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from accounts receivable and other receivables and its expected cash outflows on accounts payable and other payables and principal debt payments. The Company plans to utilize its cash on hand and cash inflows to fund any principal payments as well as its accounts payable.

The following are the contractual maturities of financial liabilities at December 31, 2024:

	Carrying amount	2025	2026
Liabilities
Lease payable	$753	$586	$167
Loans and borrowings	33,458	-	33,458
Accounts payable and other payables	15,090	15,090	-
	$49,301	$15,676	$33,625

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Company uses financial derivatives contracts to manage market risks. All such transactions are conducted within risk management tolerances that are reviewed by the Board of Directors.

22

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Expenditures for certain corporate general and administrative expenses and professional fees are denominated in Canadian dollars. The average exchange rate during the year was 1 Canadian dollar equals $0.730 USD (2023 - 1 Canadian dollar: $ 0.741 USD) and the exchange rate at December 31, 2024 was 1 Canadian dollar equals $0.695 USD (2023 - 1 Canadian dollar: $0.756 USD).

A 1 percent change in the Canadian dollar against the USD at December 31, 2024 would have changed net income by $1 (2023 - $1). This analysis assumes that all other variables remain constant.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by general market conditions in the United States as well as world economic events that dictate the levels of supply and demand.

It is the Company’s policy to economically hedge some oil and natural gas sales through the use of various financial derivative forward sales contracts and physical sales contracts. In addition, BOK Financial may require the Company to hedge oil sales as part of the redetermination process. The Company does not apply hedge accounting for these contracts. The Company’s production is usually sold using “spot” or near term contracts, with prices fixed at the time of transfer of custody or on the basis of a monthly average market price. The Company, however, may give consideration in certain circumstances to the appropriateness of entering into long term, fixed price marketing contracts. The Company does not enter into commodity contracts other than to meet the Company’s expected sale requirements.

The Company has entered into financial commodity contracts which are summarized in the table below. Total volume hedged in the table is the annual volumes and price is the fixed price specified in the financial commodity contracts.

23

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

At December 31, 2024, the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	14,400	$66.25 - $87.75
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	3,000	$59.50 - $79.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	5,700	$60.80 - $74.07
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	16,200	$65.50 - $86.25
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	10,800	$64.00 - $84.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	10,800	$62.00 - $81.50
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	11,400	$61.75 - $80.70
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	27,000	$61.50 - $82.50
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	54,000	$60.50 - $80.30
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	54,000	$59.75 - $78.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	39,000	$59.00 - $77.30
Oil – WTI Costless Collars	January 1, 2026 to March 31, 2026	48,000	$58.50 - $77.25

The estimated fair value is a $0.3 million asset as of December 31, 2024 (December 31, 2023: $0.1 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.2 million and a long term asset of $0.1 million (December 31, 2023: current liability of $0.2 million and a long term asset of $0.1 million).

Subsequent to year-end, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	31,200	$58.75 - $78.00
Oil – WTI Costless Collars	April 1, 2026 to June 30, 2026	48,300	$57.00 - $75.25

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	December 31,
	2024	2023

Realized loss on financial commodity contracts	$(616)	(1,379)

Unrealized gain on financial commodity contracts	$336	1,813

24

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Company considers its capital structure to include shareholders’ equity, loans and borrowings and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue shares, enter into farm-out agreements and adjust its capital spending to manage current and projected debt levels.

In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company generally acts as the operator of its wells and therefore can monitor and control the amount of capital expenditures it incurs. For non-operated wells, the Company could opt out of participating in its share of the well.

There were no changes in the Company’s approach to capital management during the year.

The credit facilities are subject to a semi-annual review of the borrowing base.

7. REVENUES

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production. The amount of accrued accounts receivable at December 31, 2024 was $9.7 million (2023 - $5.5 million).

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	December 31,
	2024	2023

Oil revenue	$68,303	$59,749
Natural gas revenue	1,745	1,742
NGL revenue	4,544	2,899
Total oil and natural gas revenues	74,592	64,390
Less: Royalties	(16,068)	(13,793)
Oil and natural gas revenues, net of royalties	$58,524	$50,597

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	December 31,
	2024	2023

Accounts receivable and other receivables	$(4,241)	$281
Deposits and prepaid expenses	120	(168)
Accounts payable and other payables	(2,420)	4,380
Foreign currency	(3)	(1)
	$(6,544)	$4,492

Related to operating activities	$(1,579)	$1,193

Related to investing activities	$(4,965)	$3,299

25

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

9. PROPERTY, PLANT AND EQUIPMENT

	Development and Production Assets	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2023	$234,126	$1,378	$235,504
Additions (a)	53,713	60	53,774
Balance at December 31, 2023	$287,839	$1,438	$289,277
Additions (b)	31,516	9	31,525
Balance at December 31, 2024	$319,355	$1,447	$320,802

Accumulated depletion and depreciation
Balance at January 1, 2023	$57,610	$1,340	$58,950
Depletion and depreciation	14,137	29	14,166
Balance at December 31, 2023	$71,747	$1,369	$73,116
Depletion and depreciation	14,701	23	14,724
Balance at December 31, 2024	$86,448	$1,392	$87,840

Net book value
At December 31, 2023	$216,092	$69	$216,161
At December 31, 2024	$232,907	$55	$232,962

(a)	Includes non-cash additions of $140 from capitalized stock-based compensation and $462 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $162 from capitalized stock-based compensation and $112 from assets related to ARO liabilities.

Impairment

There were no indicators of impairment at December 31, 2024 and 2023.

26

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

10. LEASES AND RIGHT OF USE ASSETS

The Company records right of use assets for its corporate headquarters and compressors that are used for its field operations.

Right of Use Assets
Balance at January 1, 2023	$48
Additions	1,984
Amortization	(842)
Balance at December 31, 2023 (a)	$1,190
Additions	726
Amortization	(1,168)
Balance at December 31, 2024 (b)	$748

(a)	Includes machinery and equipment of $1,172 and buildings of $18.
(b)	Includes machinery and equipment of $698 and buildings of $50.

The amount of interest accretion recorded in the statement of operations totaled $82 and $103 for the years ended December 31, 2024 and 2023, respectively.

11. INCOME TAXES

The Company’s income tax (benefit) provision consisted of the following components (in thousands):

	2024	2023
Current
Federal	-	-
State	$374	-
	374	-
Deferred
Federal	5,597	1,967
State	(107)	1,392
	5,490	3,359

Total	5,864	3,359

The provision for income taxes reported differs from the amounts computed by applying the cumulative US federal and state income tax rates to the net loss before tax provision due to the following:

	2024	2023

Net income	$23,979	$22,639
Statutory tax rate	25.91%	26.43%
	6,213	5,983
Add (deduct):
Return to provision	(1)	(122)
Depletion	(293)	(352)
Prior period state deferred adjustments	429	1,051
Change in unrecognized tax benefit	140	(3,229)
Change in enacted tax rate	(711)	-
Other	87	28
Income tax expense	$5,864	$3,359

27

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Deferred tax liabilities and assets are attributable to the following:

	2024	2023
Deferred income tax liabilities:
Property, plant and equipment	$(39,172)	$(37,118)
Commodity contracts	(189)	(103)
Leases	-	(18)

Deferred tax assets:
Stock based compensation	835	377
Asset retirement obligations	461	425
Other	15	-
Loss carry-forward	29,349	33,078
	$(8,701)	$(3,359)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for the following deductible temporary differences:

	2024	2023

Property, plant and equipment	$407	$441
Loss carry-forward	20,946	22,014
Capital losses	10,141	10,976
	$31,494	$33,431

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which they can be utilized.

The Company has net operating losses carried forward which may be available to offset future income for income tax purposes expiring over the periods 2028 to 2039. The Company has net operating losses of approximately $112 million in the US, $139 million in US States and $21 million in Canada. The Canada net operating losses are unrecognized.

The Company has temporary differences associated with its investments in its foreign subsidiaries. The Company has no deferred tax liabilities in respect of these temporary differences.

28

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

12. SHARE CAPITAL

At December 31, 2024 and 2023, the Company was authorized to issue an unlimited number of common shares. The common shares have no par value. The holders of common shares are entitled to receive dividends if they are declared by the Company and are entitled to one vote per share at meetings of the Company.

During 2024, the Company repurchased 280,656 shares of common shares for $1,154 which are recorded as treasury stock which represents a reduction of shareholders equity.

13. EARNINGS PER SHARE

	2024	2023
Basic earnings per share

Net income	$18,115	$19,280

Weighted average number of common shares - basic	35,660	35,623
Net income per share – basic	$0.51	$0.54

Diluted earnings per share

Net income	$18,115	$19,280

Effect of outstanding options and RSUs	518	835

Weighted average number of common shares - diluted	36,178	36,458

Net income per share – diluted	$0.50	$0.53

14. LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary, Kolibri Energy US Inc., amended the credit facility from BOK Financial, which is secured by the assets in the Tishomingo Field CGU. The credit facility expires in June 2026 and the principal amount is not required to be paid until maturity. The credit facility is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility is $50.0 million from the latest redetermination in October 2024 and the Company has an available borrowing capacity of $16.5 million at December 31, 2024. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2025. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

29

Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

The credit facility has two primary quarterly debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts. If a covenant is not met, this would be an event of default and the loan would be repayable on demand.

The Company was in compliance with both covenants for the quarter ended December 31, 2024. At December 31, 2024, the Current Ratio of the US Subsidiary was 1.94 to 1.0 and the Maximum Leverage Ratio was 0.80 to 1.0 for the three months ended December 31, 2024. The Company was in compliance with both covenants for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024.

At December 31, 2024, loans and borrowings of $33.5 million (December 31, 2023: $30.0 million) are presented net of loan acquisition costs of $0.2 million (December 31, 2023: $0.3 million). The average interest rate on the credit facility was 9.70% and 9.37% for the years ended December 31, 2024 and 2023, respectively.

15. SHARE BASED PAYMENTS

Stock Options

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase common shares in the Company. Options are granted with an exercise price at the closing market price of the shares at the date of grant, have a range of five to ten year terms and vest over two years. Stock options are valued using the fair-value method where compensation cost attributable to all share units granted are measured at fair value at the grant date using a Black Scholes option pricing model and expensed over the vesting period with a corresponding increase to contributed surplus. Each vesting tranche is expensed separately. No expected dividends are considered since the Company has not paid any dividends. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of units that vest.

The number and weighted average exercise prices of share options are as follows (in Canadian dollars):

	December 31, 2024			December 31, 2023
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price

Outstanding at January 1	939,634	C$	2.36	776,000	C$	1.67
Granted	293,190		4.23	281,800		5.45
Expired	(33,000)		3.00	(108,500)		5.62
Cancelled	(45,900)		2.82	-		-
Exercised	(80,000)		0.80	(9,666)		0.80
Outstanding at December 31	1,073,924	C$	2.94	939,634	C$	2.36

Exercisable at December 31	791,496	C$	2.35	540,268	C$	1.84

Weighted average share price on date of exercise	80,000	C$	4.68	9,666	C$	5.96

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Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

The range of exercise prices of the outstanding stock options for December 31, 2024 is as follows (in Canadian dollars):

Range of exercise prices	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life ( years)
C$4.90 to C$6.04	260,900	C$	5.46	3.4
C$1.80 to C$4.90	368,190		3.76	4.0
C$0.80 to C$1.80	444,834		0.80	2.0
	1,073,924	C$	2.95	3.0

The range of exercise prices of the outstanding stock options for December 31, 2023 is as follows (in Canadian dollars):

Range of exercise prices	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life ( years)
C$5.00 to C$6.04	281,800	C$	5.45	4.4
C$1.80 to C$4.90	108,000		2.23	2.4
C$0.80 to C$1.80	549,834		0.80	3.0
	939,634	C$	2.36	3.3

The fair value of the stock options at grant date was estimated using Black Scholes model with the following weighted average inputs:

	2024		2023

Fair value at grant date (per option) (in Canadian dollars)	C$	3.46	5.09

Volatility (%) (a)		77.00	105.49
Forfeiture rate (%)		5%	5%
Option life (years)		10	8.67
Risk-free interest rate (%)		3.66	3.19
Exercise price	C$	4.23	5.45
Share price at grant date	C$	4.23	5.45
Expected dividends		0%	0%

(a)	Volatility is based on a statistical analysis of historical share prices.

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Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

Restricted Stock Units

The Company has a restricted stock unit (“RSU”) program that entitles officers, directors and employees to obtain RSUs that are issuable as shares in the Company as they are vested. The RSUs are redeemable over a three year vesting period, with the 1/3 of the grant vesting on the first, second and third years from the date of grant. RSUs are valued using the fair-value method where compensation cost attributable to all share units granted are measured at fair value at the grant date using the closing share price and expensed over the vesting period with a corresponding increase to contributed surplus. No expected dividends are considered since the Company has not paid any dividends. The Company capitalizes a portion of share based compensation that is directly attributable to development activities. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of units that vest.

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows (in Canadian dollars):

	December 31, 2024			December 31, 2023
	Number of RSUs	Weighted average fair value		Number of RSUs	Weighted average fair value

Outstanding at January 1	119,140	C$	5.28	-	C$	-
Granted	169,220		4.25	119,140		5.28
Vested	(35,378)		5.27	-		-
Cancelled	(20,857)		5.29	-		-
Outstanding at December 31,	232,125	C$	4.53	119,140	C$	5.28

Stock based compensation was recorded as follows:

	December 31
	2024	2023

Expensed	$1,075	$790

Capitalized	$162	$140

16. ASSET RETIREMENT OBLIGATIONS (ARO)

	December 31,	December 31,
	2024	2023

Balance at January 1	$1,966	$1,425
Additional obligations recognized	196	515
Change in discount rates	(84)	(54)
Accretion	90	80
Balance at December 31	$2,168	$1,966

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Kolibri Global Energy Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 (Audited, expressed in thousands of United States dollars)

The Company’s asset retirement obligation results from its ownership interest in oil and natural gas assets including well sites and gathering systems. The total future site restoration obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of ARO to be $2,168 as at December 31, 2024 (2023 - $1,966) based on an undiscounted total future liability of $3,246 (2023 - $2,833). These payments are expected to be made over the next 12 years with the majority of costs to be incurred between 2025 and 2032. The discount factor, which is the risk-free rate related to the liability, is 4.85% (2023: 4.15%) and the inflation rate was 2.44% (2023: 2.33%).

17. RELATED PARTIES

Key management personnel includes the Board of Directors and executive officers of the Company. Key management personnel compensation is comprised of the following:

	Year Ended December 31,
	2024	2023

Short-term employee benefits	$1,477	$1,689
Share-based payments	930	670
	$2,407	$2,359

The Company purchased $486 of oil and gas assets from a related party for the year ended December 31, 2023. All transactions with related parties were conducted on terms equivalent to arm’s length transactions and in accordance with the Company’s normal business practices including repayment terms.

18. EXPENSE CLASSIFICATION

The Company’s consolidated statements of operations is prepared primarily by nature of expense with the exception of employee compensation costs, which are included in both production and operating expenses and general and administrative expenses. The compensation costs include employees’ salary and benefit costs.

The following table details the amount of total compensation costs included in production and operating expenses and general and administrative expenses on the statements of operations:

	Year Ended December 31,
	2024	2023

Production and operating expenses	$16	$9
General and administrative expenses	$1,838	1,511
Total employee compensation costs	$1,854	$1,520

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